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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.       )*

                              Universal Outdoor Holdings
                          ----------------------------------
                                   (Name of Issuer)

                                        Common
                          ----------------------------------
                            (Title of Class of Securities)

                                      91377M105
                          ----------------------------------
                                    (CUSIP Number)

     Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 91377M105                      13G                     Page  2  of  5
                                                                      ---    ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chancellor LGT Asset Management, Inc. (94-2259541) and Chancellor LGT Trust Company (52-1576922), as Investment Advisers for various fiduciary accounts and LGT Asset Management, Inc. (94-303766) as the holding company for Chancellor LGT Asset Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  /X/
                                                                      (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Chancellor LGT Asset Management, Inc. - California
          Chancellor LGT Trust Company - New York
          LGT Asset Management, Inc. - California
--------------------------------------------------------------------------------
           NUMBER OF               5    SOLE VOTING POWER
            SHARES
         BENEFICIALLY                   - 1,087,400 - shares
           OWNED BY                ---------------------------------------------
             EACH                  6    SHARED VOTING POWER
           REPORTING
          PERSON WITH                            - 0 -
                                   ---------------------------------------------
                                   7    SOLE DISPOSITIVE POWER

                                        - 1,087,400 - shares
                                   ---------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                                 - 0 -
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 1,087,400 - shares
-------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    5.64%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                    HC, BK, IA
-------------------------------------------------------------------------------

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CUSIP: 91377M105

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     SCHEDULE 13G


ITEM 1.  SECURITY AND ISSUER

(a)  Universal Outdoor Holdings (the "Company")

(b)  Address:  321 North Clark Street
               Chicago, IL 60610

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13G is being filed by (i) Chancellor LGT Asset Management, Inc., a California Corporation, whose principal business is providing investment advisory services to registered investment companies and institutional investors, (ii) its wholly owned subsidiary, Chancellor LGT Trust Company, a New York State chartered trust company whose principal business is providing institutional investment management services and (iii) LGT Asset Management, Inc., the holding company for Chancellor LGT Asset Management, Inc. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

     (b) The address of the principal place of business of Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company is: 1166 Avenue of the Americas, New York, New York 10036. The address of the principal place of the holding company, LGT Asset Management, Inc. is 50 California Street, San Francisco, CA 94111

     (c) Chancellor LGT Asset Management, Inc. is a California Corporation. Chancellor LGT Trust Company is a New York State chartered trust company. LGT Asset Management, Inc. is a California Corporation

     (d)  Common Stock

     (e)  CUSIP Number 91377M105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (h)   X   Group, in accordance with Rule 13d-1(b)(i)(ii)(H).
          ---


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ITEM 4.  OWNERSHIP

     (a) For the month ended December 31, 1996, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts and LGT Asset Management, Inc., as the holding company is 1,087,400 shares.

     (b)  Percent of Class: 5.64% based upon 19,297,000 shares outstanding.

     (c) Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct to vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this statement. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS

     Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company are investment advisers for various fiduciary accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

     See attached Exhibit I

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable.


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ITEM 10.  CERTIFICATION

     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 1997


Signatures:

                    Chancellor LGT Asset Management, Inc.
                         as Investment Adviser


                    By:
                       -----------------------------------
                         James R. Tufts, III



                    Chancellor LGT Trust Company
                         as Investment Adviser


                    By:
                       -----------------------------------
                         James R. Tufts, III



                    LGT Asset Management, Inc.
                         as Holding Company


                    By:
                       -----------------------------------
                         James R. Tufts, III